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                              April 12, 2023

       Chang-Hyuk Kang
       Chief Executive Officer
       Hanryu Holdings, Inc.
       160, Yeouiseo-ro
       Yeongdeungpo-gu, Seoul
       Republic of Korea 07231

                                                        Re: Hanryu Holdings,
Inc.
                                                            Amendment No. 7 to
Registration Statement on Form S-1
                                                            Filed April 11,
2023
                                                            File No. 333-269419

       Dear Chang-Hyuk Kang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 6 to Registration Statement on Form S-1

       Capitalization, page 53

   1. Please provide us with your calculation to support the pro forma as adjusted total stockholder's equity.
In this regard, we note that you expect to receive net proceeds of approximately $32.0
million, after deducting underwriting discounts and commissions of
                                                        $2.9 million (or $3.3
million if the underwriter exercises its option to purchase additional shares in full). You
also expect to pay estimated expense of $1.5 million related to this offering. Tell us how
the costs of the offering are reflected in pro forma stockholder's equity or revise as
necessary.
 Chang-Hyuk Kang
FirstName   LastNameChang-Hyuk Kang
Hanryu Holdings,   Inc.
Comapany
April       NameHanryu Holdings, Inc.
       12, 2023
April 212, 2023 Page 2
Page
FirstName LastName
       You may contact Melissa Kindelan, Senior Staff Accountant at (202) 551-3564 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin, Kim, Staff
Attorney, at (202) 551-3297 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Matthew Ogurick, Esq.